Exhibit 99.1

SilverCrest Confirms Underground High Grades at Santa Elena
13m @ 2.54 gpt Au and 307.0 gpt Ag
Including 0.7m @ 18.25 gpt Au and 2,900 gpt Ag,

TSX: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – September 4, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce results of underground infill drilling completed in July, 2014 at its 100% owned Santa Elena Mine in Sonora, Mexico. Twenty five closely-spaced underground drill holes, totaling 2,856 metres were completed to better define reserves and verify widths and grades for planned production stopes (see table below and attached figure). The results of all holes included in this news release will be part of the resource update scheduled to be completed by early 2015.

N. Eric Fier, CPG, P.Eng., President & COO stated; “This underground drill program was successful in confirming previous resource model expectations with delineation of high grade zones in the initial stopes scheduled for production in 2014 and 2015. Valuable information was also provided from the program to better define reserves and first stope mine designs. This detailed in-fill information continues to improve our model and enhances tonnage and grade projections for production planning and budgeting.”

The drill program, with estimated 20 metre centres, assisted in stope design and reserve estimation. The results showed comparable widths and grades when reconciled with previous wider-spaced drilling in this area. The most significant assay results from this underground infill drilling program are shown in the following table. Intervals are considered to be near true thickness.

Hole ID	From (m)	To (m)	Interval (m)	Au gpt	Ag gpt
SEUG-14-02	99.0	108.5	9.5	1.00	50.0
SEUG-14-03	83.0	96.0	13.0	1.18	75.5
including	89.8	91.3	1.5	4.58	175.1
SEUG-14-04	77.0	85.5	8.5	4.68	347.8
including	78.3	80.0	1.7	5.86	764.2
including	81.3	83.0	1.7	9.73	280.0
SEUG-14-05	82.7	89.1	6.4	3.71	93.8
including	84.2	85.7	1.5	11.47	304.7
SEUG-14-06	90.3	105.6	15.4	0.34	34.2
SEUG-14-07	65.8	75.2	9.4	1.28	90.9
SEUG-14-08	107.0	118.4	11.4	1.36	113.3
including	107.0	109.0	2.0	2.72	210.8
SEUG-14-09	80.0	88.4	8.5	0.74	36.4
including	82.1	83.6	1.5	2.02	113.4
SEUG-14-10	69.7	76.8	7.1	2.86	251.0
including	70.9	72.1	1.2	6.89	1084.5
SEUG-14-11	76.9	78.9	2.1	1.38	85.5
SEUG-14-12	89.5	103.0	13.6	2.23	316.5
including	91.8	93.6	1.8	4.32	1431.8
SEUG-14-13	85.5	96.8	11.3	1.85	107.7
SEUG-14-14	84.7	93.1	8.4	6.54	114.0
including	86.2	90.0	3.8	13.79	207.8
SEUG-14-15	71.9	77.4	5.5	1.42	84.4
SEUG-14-16	99.2	138.1	39.0	1.37	227.5
including	108.3	111.5	3.2	1.54	1438.6
including	126.1	130.7	4.6	6.51	365.1
SEUG-14-17	104.5	124.3	19.8	1.39	113.5
SEUG-14-19	86.4	99.0	12.7	1.21	162.2
including	90.5	92.0	1.5	1.79	1068.1
SEUG-14-20	104.7	116.5	11.8	5.95	105.7
including	111.8	113.2	1.4	39.72	355.1
SEUG-14-21	116.1	128.4	12.3	2.36	92.6
including	121.7	123.4	1.8	11.29	345.2
SEUG-14-22	101.8	114.8	13.0	2.54	307.0
including	103.5	105.2	1.7	1.97	654.1
including	108.2	108.9	0.7	18.25	2899.6
SEUG-14-23	94.6	105.9	11.3	3.09	111.2
including	99.6	104.2	4.6	6.42	217.6
SEUG-14-24	112.9	126.4	13.5	2.12	217.3
including	118.9	124.9	6.0	3.76	372.3
SEUG-14-25	105.8	116.3	10.5	4.43	387.3
including	105.8	107.1	1.3	16.27	640.0
including	108.4	109.7	1.3	2.27	946.8
WT. Average			11.9	2.20	163.16
Note: All composite grade numbers are weighted averages, uncut, undiluted and rounded.

All sample analyses were completed by Inspectorate Labs of Reno, Nevada. Core holes SEUG-14-01 and SEUG-14-18 were abandoned before intersecting mineralization due to deviations or caving.

Underground Development

As of August 31, 2014, approximately 3,835 meters of underground lateral development including ramp access, 1,550 metres of ore development on 6 levels, and 260 metres of raise development had been completed by an independent contractor. Underground exposure of the Santa Elena Main Mineralized Zone has provided opportunities for detailed mapping and sampling to assist with modeling and detailed planned mine production.

The initial production stope is currently being drilled with delivery of ore to the mill expected to commence once the cycle of drilling and blasting is completed and sufficient broken ore is available for extraction. Further details on the commencement of production stoping will be provided as the operations progress. Approximately 17,100 tonnes of higher grade development ore (grading 1.14 gpt Au and 87.46 gpt Ag) were processed in August along with ore from the leach pad.

The Qualified Person under NI 43-101 for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Major expansion and commissioning of the 3,000 tonnes per day conventional mill facility is complete and is expected to significantly increase metals production at the Santa Elena Mine in the second half of 2014 and beyond. Exploration programs continue to result in new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s material properties being located in Mexico, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Contact:	Fred Cooper
Telephone:	(604) 694-1730 ext. 108
Fax:	(604) 694-1761
Toll Free:	1-866-691-1730
Email:	info@silvercrestmines.com
Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1